ECARX and May Mobility to Scale Autonomous Ride-Hail Fleet

●Strategic Framework Alliance to Power Next-Generation Turnkey Autonomous Vehicle Development
●ECARX to Develop High Performance AI Compute System for May Mobility
●Future Compute System to Utilize ECARX Self-Developed Integrated Sensor Suite
●ECARX and May Mobility to Jointly Select and Define Base Vehicle
●Joint Collaboration Targets 50% Cost Efficiency Gains and Global Fleet Scaling by 2028

London, UK and Ann Arbor, USA, May 19, 2026 - ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX”), a leading global automotive intelligence company, today announced a strategic framework agreement with May Mobility Inc., a leading U.S.-based autonomous vehicle (AV) technology company, to bring ECARX’s intelligent driving capacity to May Mobility’s future autonomous fleet for scaling ride-hail deployment. The partnership has identified a third-party vehicle platform for initial targeted deployment starting next year, with commercialization scale-up in 2028.

A Strategic Framework for Advanced Autonomous Mobility
Under the agreement, ECARX is expected to develop and deliver up to thousands of autonomy-enabled vehicles, including customized central computing platforms and a full stack sensor suite, for May Mobility’s next-generation autonomy system. The collaboration will unlock significant new growth opportunities for ECARX and will accelerate the rollout of May Mobility’s autonomous vehicle fleet.

By bringing together ECARX’s deep expertise in full-stack intelligent driving solutions and May Mobility’s industry-leading autonomous driving system, this framework agreement will leverage the best of both companies’ core competencies in intelligent hardware and software development.

May Mobility's autonomous driving system understands the physical world through a predictive world model and reasons through it. Simulating up to 10 seconds into the future, the reasoning model evaluates multiple competing driving strategies and executes the one best suited to the current situation. May Mobility’s autonomy enables safe, reliable autonomous driving for ride-hail services in cities across the U.S. and Japan.

ECARX and May Mobility are jointly aiming to reduce the all-in cost of May Mobility’s autonomous vehicles, targeting at least 50% cost reduction by 2028.

ECARX to Deliver Custom L4 Central Computing & Complete Sensor Suite
As the intended exclusive technology provider for this partnership, ECARX is expected to design the following integration components on the selected vehicle platform to deliver a turnkey AV:
●Custom L4 Central Computing Platforms: High-performance, automotive-grade Central Computing Units (CCUs) developed by ECARX, optimized for May Mobility’s driverless requirements.

●Complete Sensor Suite: A tailored, high-precision sensor package—including LiDAR, radar, cameras, and IMUs—engineered for 360° environmental perception and L4 safety standards.

Accelerating Global Autonomous Vehicle Deployment
The partnership is expected to enable May Mobility to scale its AV fleet with ECARX’s robust, scalable, and cost-effective technology, while potentially providing ECARX with a significant new revenue stream in the robotaxi market. The custom solutions will be deployed on the selected vehicle platform across May Mobility’s commercial ride-hail AV services, advancing the AV company’s Autonomy-as-a-Service (AaaS) business model. The total value of the project is estimated to be approximately US$750m over its entire duration .

The actual scope and details of this collaboration, and the actual project value, remain subject to further negotiations and execution of definitive agreements. The successful deployment of these autonomous platforms is also subject to regulatory determination.

Ziyu Shen, Founder and CEO of ECARX, said:
“This partnership marks a major milestone for ECARX as we expand our global footprint in autonomous driving. May Mobility is a proven trailblazer in safe, scalable AV deployments, and we are proud to have the potential to deliver our cutting-edge L4 central computing to power their next-generation vehicles. This collaboration is expected to open exciting new revenue growth avenues for ECARX and further reinforce our position as a global leader in intelligent mobility technologies.”

Dr. Edwin Olson, CEO and Founder of May Mobility, said:
“Autonomous ride-hail at scale isn’t built by one company alone. It takes a lot of pieces, assembled well, and our strategy is to bring the industry’s best partners together to do that. ECARX brings the engineering depth and supply chain expertise that turn a great autonomy stack into thousands of autonomous vehicles on the road at a cost structure that actually works at scale."

About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.

As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX’s proven technology is deployed across over 11 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.
Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 13 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees. For more information please refer to ECARX Investor Relations website.

About May Mobility May Mobility develops autonomous vehicle technology for commercial ride-hail services. Its patented in-situ AI integrates deep learning, a dynamic world model, and a real-time reasoning engine to navigate through new and complex situations on the road. In partnership with Toyota Motor Corporation, NTT, Lyft, Uber, and Grab, May Mobility delivers Autonomy-as-a-Service (AaaS) at commercial scale and has completed more than half a million commercial autonomous rides across deployments in the U.S. and Japan. For more information, visit www.maymobility.com.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.